

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 3, 2006

Ms. Janet F. Clark
Senior Vice President and Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056-2723

    Re: **Marathon Oil Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2005
            Filed March 6, 2006
            Supplemental Responses filed on June 2, 2006 and July 14, 2006
            File No. 001-05153

Dear Ms. Clark:

We have reviewed your supplemental responses and Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K as of December 31, 2005

Financial Statements

Note 1, Summary of Principal Accounting Policies, page F-8

Asset retirement obligations, page F-12

1.   We have reviewed your response to comment four of our letter dated June 19,
      2006. We understand the responsibility and obligation for well abandonment and
      restoration in offshore Equatorial New Guinea lies with the State under the terms
      of the production sharing contract. Your response also states that under the 1981
      Hydrocarbon Law, you are responsible for plugging and abandoning these wells.
      However, you have not addressed how you have accounted for this obligation in
      your financial statements. Please tell us what amounts you have recorded as of
      December 31, 2005 and 2004 to account for your well plugging and abandonment
      obligations under SFAS 143 or further explain why you believe such amounts are
      not required to be accounted for during these periods.

Engineering comments

2.   Please describe the nature and extent of your relationship with your "third party
      consultants".   Please ensure that you describe all financial and business interests
      and transactions, contingent fee arrangements, and non-audit services provided
      during any of the periods covered by the reserve information or subsequently.

3.   Please provide us with any reports provided to you by your consultants for the
      reserve audits performed in 2005, 2004 and 2003.

4.   Explain to us what you mean by a "rolling four-year period" and the
      accompanying methodology. Please tell us the procedures you used in
      determining the properties to be audited by the consultant in each year of the
      rolling four year period. Address whether the group of properties to be audited
      for a given year has been altered during the audit before attainment of your
      internal tolerance level. Explain whether new properties have been/are included
      in the audit during the first year of booking.

5.   Please explain whether your consultant compared the historical costs of operation
      and development and agreements relating to current and future operations and
      sales of production (e.g. licenses) with those same items as projected/applied in
      your proved reserve estimates.

6.   Please furnish to us a spreadsheet comparison of each audited property's proved reserves as determined/disclosed by you and those proved reserves as determined by your consultant. Explain the circumstances for any significant differences.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director